UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14047790

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68090

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Avenue of the Americas, 4th Floor
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lubetsky (212) 775-6624
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

me
3/24/14

Two Sigma Securities, LLC

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, Jason Lubetsky, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Two Sigma Securities, LLC, as of December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

25 February 2014
Meghan C Jameson
Meghan C Jameson

MEGHAN C. JAMESON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA6259115
Qualified in Queens County
Commission Expires April 9, 2016

Statement of Financial Condition
Two Sigma Securities, LLC

December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member
Two Sigma Securities, LLC

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

Building a better working world

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Two Sigma Securities, LLC as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2014

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 21,579,637
Investment in securities, at fair value	83,578,759
Due from clearing broker	15,303,948
Exchange membership, at cost (fair value $4,766,811)	4,397,426
Due from exchanges	3,792,274
Due from affiliates	3,652,568
Due from brokers	211,206
Dividend receivable	78,104
Other assets	151,322
Total assets	$ 132,745,244
Liabilities and member's equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 66,178,375
Due to affiliates	4,759,127
Due to exchanges	1,013,594
Due to brokers	998,391
Accounts payable and accrued expenses	146,319
Total liabilities	73,095,806
Member's equity	59,649,438
Total liabilities and member's equity	$ 132,745,244

The accompanying notes are an integral part of the statement of financial condition.

Two Sigma Securities, LLC

Notes to Statement of Financial Condition

December 31, 2013

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Capital Markets, LLC ("TSCM"), is a limited liability company and was formed under the laws of the state of Delaware in October 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), which acts as the Company's designated examining authority. The Company is also registered with the BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., EDGA Exchange, Inc., EDGX Exchange, Inc., NASDAQ OMX BX, Inc., NASDAQ OMX PHLX, Inc., NYSE Arca, Inc., NYSE, Inc., NYSE MKT, LLC and the National Stock Exchange. The Company is registered with the NASDAQ Stock Market as a market-maker in multiple equity securities. The Company is also a member of the Chicago Mercantile Exchange, Inc. ("CME").

The Company's operations consist of a market making business which aims to provide liquidity to clients and provide consistent, high quality executions through trading in U.S. listed securities.

The Company also facilitates the receipt and execution of orders in an agency capacity, on behalf of its affiliated investment advisor, Two Sigma Investments, LLC ("TSI"), primarily in transactions involving equity securities. TSI is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

The members of TSCM are the same as Class B members of TSI.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

All cash deposits are held in non-interest bearing accounts. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these accounts.

Investment in Securities and Securities Sold, Not Yet Purchased

Securities that are traded on a national securities exchange are valued on the basis of the closing or last sale price on the primary exchange on which such securities are traded. All security transactions are traded via U.S. exchanges and recorded on a trade date basis.

Due from/to Exchanges, Due from/to Brokers and Due from Clearing Broker

Due from/to exchanges is primarily comprised of liquidity rebates and liquidity fees earned and incurred through executing trades on each exchange. Due to brokers consists of execution costs and payments for order flow charged by other broker-dealers. Due from brokers consists of receivables for pass through costs related to trades that are executed by the Company on behalf of other broker-dealers. Due from clearing broker is primarily comprised of cash relating to net proceeds receivable from securities sold and purchased and commissions receivable, net of trading costs. Pursuant to an agreement with the clearing broker, the Company is required to maintain a clearing deposit of $1,000,000, which is included in due from clearing broker in the statement of financial condition. All due from/to exchanges, due from clearing broker and due from/to brokers are recorded on a trade date basis.

Exchange Membership

The Company's exchange membership, which represents an ownership interest in the CME and provides the Company with the right to conduct business on the exchange at lower member rates, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value after consideration of any such impairment. There is no permanent impairment of value on the exchange membership as of December 31, 2013. At December 31, 2013, the fair value of the exchange membership is $4,766,811.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. The ultimate beneficiary, TSCM, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%. At December 31, 2013, the Company has an accumulated UBT tax benefit of $2,269,846 from TSCM and is included in due from affiliates in the statement of financial condition.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the statement of financial condition. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years, and concludes that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

3. Fair Value Measurement

The Company measures and reports its investments at fair value. At December 31, 2013, the Company's investments are classified and disclosed in one of the following categories based on market price observability. Market price observability is impacted by a number of factors, including, but not limited to, the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value:

Level I – Quoted prices are available in active markets as of the reporting date. The type of investments which would generally be included in Level I include listed equities, certain bonds and other exchange-traded investments. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position (none in 2013) and a sale could reasonably impact the quoted price.

3. Fair Value Measurement (continued)

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or quotations received from brokers and other external pricing vendors. The key inputs into valuation may include but are not limited to yield curves, credit curves, volatility curves, interest rate curves, reference securities prices, foreign currency spots, forward rates, notional amounts, maturity dates and correlation data. The types of investments which would generally be included in this category include certain bonds, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer. For the year ended December 31, 2013, transfers between Level I and Level II were primarily related to restrictions by the exchange. There were no transfers into or out of Level III.

3. Fair Value Measurement (continued)

The following table summarizes the Company's investments by level held on a gross basis, at December 31, 2013:

	Level I	Level II	Level III	Total at December 31, 2013
Assets				
Equity securities				
Communications and technology	$ 4,251,670	$ –	$ –	$ 4,251,670
Consumer	7,286,075	322	–	7,286,397
Energy and utilities	4,411,624	–	–	4,411,624
Exchange-traded funds	24,736,502	1,330	–	24,737,832
Financial	37,938,265	–	–	37,938,265
Industrial	3,391,522	1,287	–	3,392,809
Other	1,559,923	239	–	1,560,162
Total equity securities	$ 83,575,581	$ 3,178	$ –	$ 83,578,759
Liabilities				
Equity securities				
Communications and technology	$ 2,520,253	$ 1,374	$ –	$ 2,521,627
Consumer	5,279,481	–	–	5,279,481
Energy and utilities	3,095,882	299	–	3,096,181
Exchange-traded funds	31,392,915	–	–	31,392,915
Financial	19,851,809	35	–	19,851,844
Industrial	3,061,028	–	–	3,061,028
Other	975,299	–	–	975,299
Total equity securities	$ 66,176,667	$ 1,708	$ –	$ 66,178,375

Equity securities include common stock, preferred stock and exchange-traded funds.

4. Transactions with Related Parties

The Company has entered into a sublease agreement with TSI for office space that expires in October 2016. The sublease agreement provides for rental payments to be made directly to TSI. In relation to the sublease, TSS maintains a deposit with TSI in the amount of $67,940 which is included in other assets on the statement of financial condition.

4. Transactions with Related Parties (continued)

Pursuant to an expense sharing agreement (the "Expense Sharing Agreement") between the Company and TSI, the Company will record an expense based on the monthly expense sharing fee for services provided by TSI. These services include, but are not limited to, employee compensation, technology equipment and data services, general expenses and workstation equipment. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSI for such services are made monthly by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, but incurred by the Company and initially paid by TSI, are subsequently reimbursed by the Company. As of December 31, 2013, $386,317 remains payable to TSI and is included in due to affiliates on the statement of financial condition.

The Company enters into securities transactions on behalf of affiliates in the normal course of business. Through the execution of the affiliate-driven security transactions, the Company receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges and pays execution fees to allow execution through specific broker-dealer's "dark pools". The Company passes such rebates and fees through to the Company's affiliates. The Company's affiliates subordinate any and all rights to any payments of the net rebates. At December 31, 2013, $4,372,810 remains payable to the Company's affiliate, which is covered under non-conforming subordination agreements, and is included in due to affiliates on the statement of financial condition. At December 31, 2013, $1,382,722 remains receivable from affiliates and is included in due from affiliates on the statement of financial condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Subordinated Loans

On December 9, 2013, the Company entered into a revolving note and cash subordination agreement ("Subordination Agreement") with a financial institution which has been approved by FINRA. The Subordination Agreement qualifies as a satisfactory subordination agreement and is permissible to be included in computing net capital under SEA Rule 15c3-1 Appendix D. The Subordination Agreement enables the Company to borrow up to $15 million through December 8, 2014, the maturity date. Borrowings made under the Subordination Agreement shall bear interest at 2% over the Prime Rate. As of and for the year ended December 31, 2013, there were no borrowings with respect to the Subordinated Agreement. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Financial Instruments with Off-Balance Sheet Risk or Concentration of Credit Risk

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition. The underlying investments of the Company are comprised of exchange-traded equity securities.

In the normal course of business, the Company engages in securities transactions acting as an agent on behalf of its affiliated customers. Also, the Company engages in securities transactions acting as a principal, riskless principal or agent on behalf of external counterparties, primarily other registered U.S. broker-dealers. Securities transactions of the Company are cleared by a major securities firm. At December 31, 2013, all of the Company's investments in securities and securities sold, not yet purchased are positions with this broker. Most of the Company's credit risk is concentrated with its clearing broker, broker-dealer counterparties and affiliate entities. The Company monitors the creditworthiness of counterparties with which it conducts its business and employs various real-time risk controls.

7. Operational and Liquidity Risk

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement or in accounting systems. The Company maintains controls which minimize the operational and liquidity risks that include systems and procedures to procure necessary documentation for trading activities and to record and reconcile transactions and positions.

The Company is exposed to market liquidity risk for the exchanged-traded equity securities. There can be no assurance that a market for any security or financial instrument will remain sufficiently liquid to realize the current value of the security or financial instrument. The liquidation of any such investments may then be possible only at substantial discounts/premiums and such investments may be extremely difficult to value with any degree of certainty. The Company actively maintains excess liquidity to mitigate market and operational risk.

8. Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification. All customer and proprietary securities transactions at December 31, 2013 settled without adverse financial effect on the Company.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3–1 ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $51,233,738 which exceeded the required net capital of $1,000,000 by $50,233,738. The ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.05 to 1.

9. Regulatory Requirements (continued)

To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3–1, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3–3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. For the year ended December 31, 2013, the Company did not hold custody of any client assets.

10. Commitments

The Company subleases office space from an affiliate under a non-cancellable lease agreement. At December 31, 2013, the annual minimum payments under this agreement are as follows:

	Total Commitments
Year ended December 31:	
2014	$ 104,758
2015	107,121
2016	84,590
Total	$ 296,469

11. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the statement of financial condition, February 25, 2014. There are no subsequent events that require disclosure.

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